FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Durham, Jr., Harold Lee (Last) (First) (Middle) 661 Colville Road (Street) Charlotte, NC 28207 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/28/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

First Citizens BancShares, Inc.
FCNCA

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Class A Common Stock	100	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

By:	Date:
/s/ Harold Lee Durham, Jr., By: William R. Lathan, Jr.	04/30/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Durham, Jr., Harold Lee (Last) (First) (Middle) 661 Colville Road (Street) Charlotte, NC 28207 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol First Citizens BancShares, Inc. FCNCA	Statement for (Month/Day/Year) 04/28/2003

LIMITED POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of William R. Lathan, Jr., E. Knox Proctor V, David L. Ward, Jr., Alexander G. MacFadyen, Jr. and Kenneth A. Black, or either of them or any substitute appointed by either of them, jointly and severally, the undersigned's true and lawful attorney in fact to:

(1)        execute for and on behalf of the undersigned any and all Forms 3, 4 and 5, and any amendments thereto, pertaining to the undersigned's beneficial ownership of shares of equity securities of First Citizens BancShares, Inc. (the "Corporation"), or any changes in such beneficial ownership, in accordance with Section 16(a) of the Securities Exchange Act of 1934, and the rules thereunder, as it or they may be amended from time to time;

(2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 and 5, or any amendments thereto, and timely file the same with the United States Securities and Exchange Commission and any stock exchange or similar authority, it being understood that the documents executed by either such attorney in fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney in fact may approve in such attorney in fact's discretion; and

(3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney in fact, may be of benefit to, in the best interest of, or legally required to be done by, the undersigned.

The undersigned hereby grants to each such attorney in fact, acting individually or jointly with each other, full power and authority to do and perform any and every act and thing whatsoever required, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, and the undersigned hereby ratifies and confirms all that such attorney in fact, or such attorney in fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the powers herein granted. The undersigned acknowledges that the foregoing attorneys in fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Corporation assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 17th day of April, 2003.

                                                By:        /s/Harold Lee Durham, Jr.(SEAL)